FRONTLINE

INTERIM REPORT
APRIL – JUNE 2003


NO SMOKING
2003
Q2
FRONT MELODY

FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

2002 Apr-Jun (restated)	2003 Apr-Jun	INCOME STATEMENT (in thousands of $)	2003 Jan-Jun	2002 Jan-Jun (restated)	2002 Jan-Dec (audited)
87,333	**228,993**	**Net operating revenues**	**487,935**	**177,852**	**416,521**
-	(4,271)	Gain (loss) from sale of assets	(3,778)	-	(1,228)
28,645	28,918	Ship operating expenses	55,758	53,991	109,286
9,754	19,303	Charterhire expenses	42,850	19,532	60,634
2,601	2,458	Administrative expenses	5,721	5,020	12,806
46,333	**174,043**	**Operating income before depreciation**	**379,828**	**99,309**	**232,567**
33,661	35,582	Depreciation	70,941	66,477	136,891
12,672	**138,461**	**Operating income after depreciation**	**308,887**	**32,832**	**95,676**
2,947	3,273	Interest income	5,981	5,428	13,042
(18,525)	(17,082)	Interest expense	(35,553)	(35,818)	(71,311)
(9,451)	13,287	Share of results from associated companies	30,452	(8,464)	(10,711)
(6,142)	18,005	Other financial items	24,849	(424)	(8,614)
(11,437)	(878)	Foreign currency exchange gain (loss)	127	(11,093)	(10,932)
(29,936)	**155,066**	**Income (loss) before taxes and minority interest**	**334,743**	**(17,539)**	**7,150**
(2)	(1)	Taxes	(3)	(1)	(22)
-	-	Cumulative effect of change in accounting principle	-	(14,142)	(14,142)
(3,152)	-	Discontinued operations	-	(1,518)	(1,929)
(33,086)	**155,067**	**Net income (loss)**	**334,746**	**(33,198)**	**(8,899)**
		Basic Earnings (loss) Per Share Amounts ($)			
$(0.39)	$2.04	EPS from continuing operations before cumulative effect of change in accounting principle	$4.39	$(0.23)	$0.09
$(0.43)	$2.04	EPS	$4.39	$(0.43)	$(0.12)

		INCOME ON TIME CHARTER BASIS *($ per day per ship)**			
18,500	46,000	VLCC	50,700	20,000	22,500
17,600	39,600	Suezmax	40,200	17,000	18,400
15,300	35,200	Suezmax OBO	38,700	16,600	17,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2003 Jun 30	2002 Jun 30 (restated)	2002 Dec 31 (audited)
ASSETS			
Short-term			
Cash and cash equivalents	244,984	95,149	100,298
Other current assets	159,202	84,500	132,707
Long-term			
Newbuildings and vessel purchase options	35,333	80,566	27,405
Vessels and equipment, net	2,275,918	2,318,742	2,373,239
Vessels under capital lease, net	347,756	234,336	264,902
Investment in associated companies	131,344	112,769	119,329
Deferred charges and other long-term assets	16,479	16,132	16,863
Total assets	**3,211,016**	**2,942,194**	**3,034,743**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short-term			
Short-term interest bearing debt	156,802	230,009	167,807
Current portion of obligations under capital leases	16,755	15,198	13,164
Other current liabilities	147,105	50,849	78,850
Long-term			
Long-term interest bearing debt	1,161,742	1,201,871	1,277,665
Obligations under capital leases	342,905	218,920	259,527
Other long-term liabilities	33,508	25,722	10,757
Minority interest	-	166	-
Stockholders' equity	1,352,199	1,199,459	1,226,973
Total liabilities and stockholders' equity	**3,211,016**	**2,942,194**	**3,034,743**

2002 Apr-Jun	2003 Apr-Jun	STATEMENT OF CASHFLOWS *(in thousands of $)*	2003 Jan-Jun	2002 Jan-Jun	2002 Jan-Dec *(audited)*
		OPERATING ACTIVITIES			
(33,086)	155,067	Net income (loss)	334,746	(33,198)	(8,899)
		Adjustments to reconcile net income to net cash provided by operating activities			
35,667	35,509	Depreciation and amortisation	72,146	69,753	142,154
14,044	188	Unrealised foreign currency exchange (gain) loss	(1,070)	12,359	14,176
2,269	4,271	Gain or loss on sale of assets	3,778	2,269	4,337
9,451	(13,287)	Results from associated companies	(30,452)	8,464	10,711
6,617	(16,250)	Adjustment of financial derivatives to market value	(22,410)	1,501	7,495
-	-	Change in accounting principle	-	14,142	14,142
-	(3,983)	Other, net	(4,963)	-	1,968
6,863	53,682	Change in operating assets and liabilities	345	(4,249)	(44,059)
41,825	**215,197**	**Net cash provided by operating activities**	**352,120**	**71,041**	**142,025**
		INVESTING ACTIVITIES			
(18,395)	(157,899)	Additions to newbuildings, vessels and equipment	(172,213)	(136,937)	(376,844)
(5,660)	226	Advances to associated companies, net	495	(11,202)	(20,010)
(447)	-	Purchase of minority interest	-	(6,099)	(6,822)
31,941	111,942	Proceeds from sale of assets	115,885	42,441	177,902
7,439	**(45,731)**	**Net cash provided by (used in) investing activities**	**(55,833)**	**(111,797)**	**(225,774)**
		FINANCING ACTIVITIES			
49,576	52,149	Proceeds from long-term debt, net of fees paid	51,073	172,755	380,294
(78,505)	(116,038)	Repayments of long-term debt	(178,141)	(144,658)	(341,959)
(2,950)	(1,853)	Repayment of capital leases	(5,009)	(62,576)	(92,838)
-	91,977	Additions to capital leases	91,977	-	68,167
(3,822)	(76,037)	Dividends paid	(87,508)	(19,116)	(19,117)
-	(24,045)	Issue of shares, net	(23,993)	223	223
(35,701)	(73,847)	Net cash used in financing activities	(151,601)	(53,372)	(5,230)
13,563	95,619	Net increase (decrease) in cash and cash equivalents	144,686	(94,128)	(88,979)
81,586	149,365	Cash and cash equivalents at start of period	100,298	189,277	189,277
95,149	244,984	Cash and cash equivalents at end of period	244,984	95,149	100,298

SECOND QUARTER AND SIX MONTH RESULTS

Frontline Board is pleased to announce a second consecutive quarter of strong earnings.

Frontline Ltd. reports net operating income before depreciation of $174.0 million and net income of $155.1 million for the second quarter of 2003. Earnings per share for the quarter were $2.04.

Net operating revenues decreased by 12 per cent compared with the first quarter of 2003. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $46,000, $39,600 and $35,200, respectively, compared with $55,400, $40,800 and $42,400, respectively in the immediately preceding quarter. In the second quarter the Company recorded a provision for loss on sale of assets of $4.3 million, relating to the sale, in the third quarter, of its shares in two vessels owned through joint ventures.

Net interest expense for the quarter was $13.8 million (2002 comparable quarter: $15.6 million). Other financial items for the quarter were positive $18.0 million of which $17.1 million is attributable to the gain recorded on the settlement of the Bank of Nova Scotia Equity Swap Line. In the second quarter of 2003, the Yen was largely unchanged against the US Dollar, resulting in only a small foreign currency impact for the Company on the Yen debt in subsidiaries and associated companies.

For the six months ended June 30, 2003 the Company reports net operating income before depreciation of $379.8 million and net income of $334.7 million. Earnings per share for the six months were $4.39. This is the best half year result ever achieved by the Company.

The average daily TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers in the six months were $50,700, $40,200 and $38,700, respectively. As of August 4, 2003, Frontline has cash breakeven rates for VLCCs and Suezmaxes of $20,600 and $14,100, respectively.

The results for the periods of 2002 presented have been restated, principally to reflect the adoption of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets". The Company adopted FAS 142 effective January 1, 2002 as disclosed in the preliminary fourth quarter and financial year 2002 report.

THE MARKET

The very strong charter rates experienced in the first quarter gradually came down in the second quarter but still remained at a healthy level. Only towards the very end of the quarter did a seasonal reduction in transportation demand take its toll resulting in a reduction of rates that has continued into the summer. Through the first half of the year rates have been very volatile at high levels. The favourable conditions are explained partly by seasonal effects such as a very cold winter in the Northern Hemisphere and by political events such as the strike in Venezuela, unrest in West Africa and the war in Iraq. The market improvement over last year is also related to a general demand increase and increase in OPEC production. The volatility is most likely the effect of the trend towards lower global oil inventories which has resulted in sharper swings in transportation demand as the requirement for oil "just-in-time" has become increasingly important. The fact that the crude oil fleet capacity has remained more or less unchanged has contributed to a favorable supply-demand balance.

Scrapping activity increased in the quarter and to date this year 20 VLCCs and ULCCs and 7 Suezmaxes have been sold for scrap compared with 23 VLCC and 9 Suezmax newbuilding deliveries. Order books stand at 72 VLCCs and 65 Suezmaxes for delivery into mid 2006. It is expected that the new EU regulations for tankers will accelerate the removal of the remaining 1970's built crude oil tankers which have also lost their main trade with the change of the regime in Iraq.

The International Maritime Organization (IMO) has recently met to consider the newly introduced EU rules. It seems likely that the IMO will tighten their existing rules later this year in order to be more in line with the new EU rules. This will be of special importance for the phase-out of single hull tonnage presently scheduled for 2015 in the IMO rules and 2010 in the EU rules.

The strength in the overall shipping markets and particularly the recovery of the container market, has led to increased ordering and well-filled order books for the yards. The earliest delivery of large tonnage is now estimated to be 2006 – 2007. Second-hand prices as well as newbuilding prices have moved slightly upwards in the quarter.

CORPORATE AND OTHER MATTERS

On August 4, 2003, the Board declared a dividend of $1.10 per share. The record date for the dividend is August 18, 2003, ex dividend date is August 14, 2003 and the dividend will be paid on or about September 2, 2003. The dividend consists of $0.25 per share in normalised dividend and an extra dividend of $0.85 per share reflecting the strong earnings achieved in the quarter. The Board maintains its long-term strategy of retaining approximately $200 million in free liquidity.

In June 2003, the Company sold two of its 2001 built Suezmax tankers, the Front Melody and Front Symphony, to two German K/Gs promoted by Dr. Peters GmbH. The vessels will be chartered back on 12.5 years time charter arrangements, including options for the Company to buy back the vessels at the end of the charter period. The sale of these two vessels generated cash of approximately $39 million for the Company and a gain on sale of approximately $7 million that is being recognized over the term of the charters.

In June 2003, the Company agreed to sell two 2000 built Suezmax tankers, the Front Sun and the Front Sky to OMI Corporation (OMI), for $49.25 million per vessel, consisting of $43.25 million cash and one million shares of OMI common stock valued at $6.00 per share, with a share price guarantee from OMI at $5.70 over a six month period. Frontline will pay to OMI any shortfall of time charter equivalent earnings per vessel below an average of $20,000 per day for one year from delivery. Deliveries to OMI are expected in August 2003. Both vessels will continue in Alliance Chartering, the co-operation between OMI and Frontline. The sale of these vessels will generate cash of approximately $39 million for the Company in addition to receiving 2,000,000 OMI shares and a gain on sale of approximately $4 million.

In June 2003, the Company acquired for $9.5 million the remaining 50 per cent interest in the VLCC New Circassia which is now wholly-owned by the Company.

In June 2003, the Company agreed with its partners, Euronav Luxembourg SA (Euronav) and Overseas Shipholding Group, Inc. (OSG), to swap interests in six joint companies, which each own a VLCC. These agreements will result in the Company selling its interest in the vessel Pacific Lagoon to Euronav; acquiring, jointly with OSG, Euronav's interest in the Ariake and Sakura I increasing its share in such vessels to 50.1 per cent each; and exchanging its interest in the Ichiban (33.33 per cent) with Euronav for a portion of Euronav's interest in the Tanabe and Hakata increasing its interest in these vessels to 50.1 per cent each. OSG will continue as partner with remaining interest in four vessels. Commercial management for Ariake and Sakura I will be transferred from the Tankers International Pool to Frontline in Oslo.

On July 1, 2003, the Company, through its non-recourse subsidiary Golden Ocean Group Limited (GOGL), entered into an option agreement with Hemen Holding Ltd (Hemen). The option agreement gives GOGL the right to acquire all shares in Independent Tankers Corporation ("ITC") from Hemen for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmaxes which are on long term charters to BP and Chevron. Hemen is a holding company indirectly controlled by Frontline's Chairman, John Fredriksen. GOGL has paid $10.0 million for the option, which expires on July 1, 2010. The total book value of ITC's consolidated assets was $964 million as of December 31, 2002. A previous option agreement between the Company and Hemen relating to ITC, and with a strike price of $14.0 million, lapsed on July 1, 2003.

The Company's last remaining newbuilding VLCC was delivered in July 2003, and financed through traditional bank financing. The Company has no other material capital commitments.

In June 2003, the Company exercised its call option on the Frontline shares held by the Bank of Nova Scotia. This transaction involved the Company acquiring 3,070,000 shares at a cost of $8.97 per share. These Frontline shares were immediately cancelled upon acquisition by the Company. During the first quarter of 2003, the Company issued 63,000 shares in connection with the exercise of employee share options and at June 30, 2003, 73,473,066 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months was 76,108,176 and 76,288,141, respectively.

OUTLOOK

The Tanker market has shown a negative development so far in the third quarter. This situation reflects the facts that we are going through the traditionally weakest seasonal demand and no material increase in worldwide storage has occurred. The number of monthly VLCC cargoes fixed in the spot market has been around 100 but there has been a trend whereby more relets from the major Asian oil consumers have competed with the normal spot fleet. This situation is expected to improve in September when the Asian consumers normally start to increase their storage in order to meet winter demand.

Low oil inventories in the United States, as well as in Europe, provide a fundamental strength to the market and make any negative development in OPEC production unlikely. The negative development in North Sea Production seen in the last few months is an interesting trend and will, over time, lead to replacement with longer haul crude transportation.

The Board is actively looking into the way the Company employs its equity. It is the Board's target to optimise the use of equity through financing solutions that keep the necessary cash break even rates at reasonable historic levels and at the same time preserve a good liquidity buffer. Such financing solutions can include sale-leasebacks, bond financing as well as refinancing with traditional bank financing. Any capital successfully released in such refinancing is, for the time being, likely to be distributed to the shareholders in the form of extraordinary dividend. This is in line with what happened in connection with the June dividend payment.

Approximately 50 per cent of the open capacity for the third quarter is fixed at rates, which for both the Company's vessels classes, are approximately $10,000 per day higher than cash break even. The results achieved so far thereby support the payment of the targeted U$0.25 per share in normalised dividend for the quarter. Any excess dividend for the quarter will be dependent on a positive market development for the remaining part of the quarter.

The Board maintains the market view described in the first quarter report. It is likely that the tanker market, based on the existing tight supply demand balance, will show substantial volatility. The need to increase storage levels to meet the winter demand is likely to push a recovery of rates in September - October. The strength of the likely recovery will depend on such factors as world wide economic growth, weather, the forward oil price curve as well as political developments with special focus on Venezuela, Nigeria and Iraq. A major change in the IMO rules later this year could significantly influence the market and could, combined with a well filled order backlog for the yards, create an improved long term market situation for tanker owners. The Board remains optimistic overall for the development for the rest of the year, as well as the overall outlook for the Company.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 4, 2003
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

FRONTLINE FLEET LIST

Vessel	Manager	Flag	Built	Dwt	Yard
SUEZMAX TANKERS					
Front Birch	V.Ships UK	NIS	1991	152 000	Daewoo
Front Maple	V.Ships UK	NIS	1991	152 000	Daewoo
Front Granite	Wallem	NIS	1991	142 031	Split
Front Lillo	ITM	NIS	1991	147 143	AESA
Front Emperor	V.Ships UK	SING	1992	147 273	AESA
Front Sunda	Wallem	NIS	1992	142 031	Split
*Marble (0%)	Wallem	BS	1992	142 031	Split
Front Comor	Wallem	NIS	1993	142 031	Split
Front Spirit	V.Ships UK	NIS	1993	147 273	AESA
Front Pride	V.Ships UK	NIS	1993	149 686	Mitsui
Front Splendour	V.Ships UK	NIS	1995	149 745	Mitsui
Front Glory	V.Ships UK	NIS	1995	149 834	Mitsui
Front Ardenne	V.Ships Norway	NIS	1997	153 000	Hyundai
Front Brabant	V.Ships Norway	NIS	1998	153 000	Hyundai
Front Fighter	V.Ships Norway	NIS	1998	153 328	Hyundai
Front Hunter	V.Ships Norway	NIS	1998	153 344	Hyundai
Front Warrior (0%, t/c)	FM Bermuda / V.Ships Germany	BS	1998	153 409	Hyundai
Mindanao	V.Ships Norway	SING	1998	158 000	Daewoo
*Sonangol Girassol (0%)	Wallem	BS	2000	159 057	Daewoo
*Sonangol Luanda (0%)	Wallem	BS	2000	159 178	Daewoo
*Sonangol Kizomba (0%)	Wallem	BS	2001	159 165	Daewoo
Front Melody (0%, t/c)	FM Bermuda / ITM Germany	LIB	2001	150 500	Sasebo
Front Symphony (0%, t/c)	FM Bermuda / ITM Germany	LIB	2001	150 000	Sasebo

** Vessels commercially managed by Frontline Management AS*

SUEZMAX OBOs					
Front Breaker	ITM	NIS	1991	169 381	Daewoo
Front Climber	V.Ships UK	SING	1991	169 178	Hyundai
Front Driver	V.Ships UK	NIS	1991	169 177	Hyundai
Front Guider	V.Ships UK	SING	1991	169 142	Daewoo
Front Leader	V.Ships UK	SING	1991	169 381	Daewoo
Front Rider	V.Ships UK	SING	1992	169 718	Hyundai
Front Striver	V.Ships UK	SING	1992	169 204	Daewoo
Front Viewer	ITM	SING	1992	169 381	Daewoo

VLCCs					
Front Sabang	Wallem	SING	1990	285 715	Daewoo
Front Vanadis	Wallem	SING	1990	285 782	Daewoo
Front Highness	V.Ships UK	SING	1991	284 420	Hyundai
Front Lady	V.Ships UK	SING	1991	284 420	Hyundai
Front Lord	V.Ships UK	SING	1991	284 420	Hyundai
Front Duke	V.Ships UK	SING	1992	284 420	Hyundai
Front Duchess	V.Ships UK	SING	1993	284 480	Hyundai
Front Ace	Wallem	LIB	1993	275 546	Hitachi
Front Tobago (40%)	V.Ships Norway	LIB	1993	260 619	IHI
Dundee (50.1%)	ITM	LIB	1993	302 432	Daewoo

Vessel	Manager	Flag	Built	Dwt	Yard
VLCCs					
Edinburgh (50.1%)	ITM	LIB	1993	302 493	Daewoo
Golden Stream	Thome	PA	1995	275 616	Hitachi
Golden Fountain (50%)	Thome	PA	1995	301 665	Hitachi
Navix Astral	Sammy (b/b)	PA	1996	275 644	Hitachi
New Vanguard	Ming Wah (b/b)	HK	1998	300 058	Hitachi
Front Century (0%, t/c)	FM Bermuda / ITM Germany	BS	1998	311 189	Hyundai
New Vista	Ming Wah (b/b)	HK	1998	300 149	Hitachi
Front Champion (0%, t/c)	FM Bermuda / ITM Germany	BS	1998	311 286	Hyundai
Front Chief (0%, t/c)	FM Bermuda / ITM Germany	BS	1999	311 224	Hyundai
New Circassia	Wallem	PA	1999	306 009	MHI
Front Commander (0%, t/c)	FM Bermuda / V.Ships Germany	BS	1999	311 168	Hyundai
Front Crown (0%, t/c)	FM Bermuda / V.Ships Germany	BS	1999	311 176	Hyundai
Opalia	Shell (b/b)	IoM	1999	302 193	Kawasaki
Front Commerce	V.Ships UK	LIB	1999	300 144	Hitachi
Front Comanche	Socatra	FRA	1999	300 133	Hitachi
Front Commodore	ITM	LIB	2000	298 620	Hitachi
Oscilla	Shell (b/b)	IoM	2000	302 193	Kawasaki
Front Tina	V.Ships Norway	LIB	2000	298 500	Kawasaki
Ariake (50.1%)	Thome	BS	2001	298 530	Hitachi
Sakura I (50.1%)	Thome	BS	2001	298 530	Hitachi
Front Eagle (0%, t/c)	FM Bermuda / ITM Germany	LIB	2002	309 064	Samsung
Tanabe (50.1%)	OSG Shipmanagement	BS	2002	296 000	Hitachi
Front Serenade	Thome	LIB	2002	299 152	Hitachi
Hakata (50.1%)	OSG Shipmanagement	BS	2002	296 000	Hitachi
Front Stratus	ITM	LIB	2002	298 500	Hitachi
Front Falcon	Wallem	BS	2002	308 000	Samsung
Front Page	Thome	LIB	2002	298 500	Hitachi
Front Hawk	ITM	BS	2003	308 000	Samsung

GOLDEN OCEAN FLEET LIST

DRYBULKs					
Cos Hero	Cosco (b/b)	PA	1999	45 725	Tsuneishi
Channel Alliance	Wallem	PH	1996	171 978	NKK
Channel Navigator	Wallem	PH	1997	172 058	NKK

VLCCs					
Golden Victory	FM Bermuda / V.Ships Germany	PA	1999	273 214	Hitachi

2003 Q2

FRONTLINE

Frontline Ltd.
Par-la-Ville Place, Fourth Floor
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
Phone +1 441 295 6935
Fax + 1 441 295 3494

Frontline Management AS
Bryggegt. 3, P.O.Box 1327 Vika
N-0112 Oslo, Norway
Phone +47 23 11 40 00
Fax + 47 23 11 40 40
www.frontline.bm
www.huginonline.com